COHEN & STEERS SECURITIES, LLC
(SEC I.D. No. 8-44123)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44123

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/21   AND ENDING   12/31/21

                                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cohen & Steers Securities, LLC

TYPE OF REGISTRANT: (check all applicable boxes)

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also o OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue

(No. and Street)

New York   NY   10017

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James McAdams   212-822-1678   jmcadams@cohenandsteers.com

(Name)   (Area Code - Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza   New York   NY   10112

(Address)   (City)   (State)   (Zip Code)

           10/20/2003   34

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis C. Poli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cohen & Steers Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

REAGAN FITZGERALD
Notary Public, State of New York
No. 01FI6384452
Qualified in New York County
Commission Expires Dec. 10, 2022

Signature: Francis C. Poli

Title: President

Reagan Fitzgerald

Notary Public

This filing contains (check all applicable boxes):**

☒	(a)	Statement of financial condition.
☒	(b)	Notes to statement of financial condition.
☐	(c)	Statement of operations.
☐	(d)	Statement of cash flows.
☐	(e)	Statement of changes in member's equity.
☐	(f)	Statement of changes in liabilities subordinated to claims of creditors.
☐	(g)	Notes to financial statements.
☐	(h)	Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐	(i)	Computation of tangible net worth under 17 CFR 240.18a-2.
☐	(j)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐	(l)	Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐	(n)	Information relating to possession or control requirements for security-based swap customers under 17 CFR.
☐	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒	(q)	Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐	(r)	Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐	(s)	Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒	(t)	Independent public accountant's report based on an examination of the statement of financial condition.
☐	(u)	Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐	(v)	Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐	(w)	Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
☐	(x)	Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐	(z)	Other:

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Cohen & Steers Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2022

We have served as the Company's auditor since 2003.

COHEN & STEERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets:	
Cash and cash equivalents	$ 8,949,893
Distribution and service fees receivable	4,192,385
Deferred commissions—net of accumulated amortization of $676,334	758,885
Other assets	118,234
Total assets	$ 14,019,397
Liabilities:	
Distribution and service fees payable	$ 4,769,741
Due to affiliate	78,063
Due to Parent	48,006
Accrued expenses and other liabilities	66,212
Total liabilities	4,962,022
Commitments and contingencies (See Note 6)	
Member's equity	9,057,375
Total liabilities and member's equity	$ 14,019,397

See notes to statement of financial condition.

COHEN & STEERS SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

1. **ORGANIZATION AND NATURE OF OPERATIONS**

   Cohen & Steers Securities, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the Parent), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. (CNS or affiliate), a Delaware corporation that is publicly traded and listed on the New York Stock Exchange. The Company is a registered broker-dealer and member firm of the Financial Industry Regulatory Authority (FINRA). The regulation of broker-dealers is administered by FINRA, which conducts periodic examinations of the operations of the broker-dealer. FINRA is overseen by the U.S. Securities and Exchange Commission (SEC). The Company is a limited-purpose broker-dealer functioning primarily as the distributor of the U.S. registered mutual funds (Funds) and private funds sponsored and managed by the Parent and its affiliate.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation—The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

   Recently Adopted Accounting Pronouncements—In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update 2019-12, *Income Taxes (Topic 740): Simplifying Accounting for Income Taxes* (ASU 2019-12). The standard is intended to simplify various aspects related to income taxes and removes certain exceptions to the general principles in Topic 740. This new guidance became effective on January 1, 2021 and the Company adopted the guidance on such date. As a result, CNS elected to no longer allocate current and deferred tax expense to the Company.

   Cash and Cash Equivalents—Cash and cash equivalents are on deposit with highly rated financial institutions and include short-term, highly-liquid investments, which are readily convertible into cash and have original maturities of three months or less.

   Distribution and Service Fees Receivable—Distribution and service fees receivable consists of amounts due from the Parent-sponsored Funds.

   Fair Value—Accounting Standards Codification Topic 820, *Fair Value Measurement* specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

   • Level 1—Unadjusted quoted prices for identical instruments in active markets.

- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.

- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2021, approximately $4,472,000 of money market funds were recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of sales commissions paid in advance to broker-dealers in connection with the sale of Class C shares of the Parent-sponsored open-end load Funds and are capitalized and amortized over the period during which redemption by the purchasing shareholder would be subject to a contingent deferred sales charge, which period does not exceed one year from the date of purchase. Deferred commissions are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. If the expected future undiscounted cash flows are less than the carrying value of the asset, an impairment would be recognized. As of December 31, 2021, no impairment charges were recorded.

Distribution and Service Fees Payable—Distribution and service fees payable represents amounts payable to qualified intermediaries for distribution and service fees.

Income Taxes—The Company, a single member limited liability company, is a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. As a result of the adoption of ASU 2019-12, CNS will no longer allocate income taxes to the Company. Accordingly, the Company amended its Expense Allocation Agreement between itself, and its Parent and CNS.

3. **CONCENTRATION OF CREDIT RISK**

The Company's cash and cash equivalents are held at highly rated financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2021, the Company's net capital was approximately $3,898,000, which was approximately $3,568,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker-dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. As of December 31, 2021, the Company's aggregate

indebtedness to net capital ratio was 1.27 to 1, which was below the maximum allowable threshold of 15.00 to 1.

5. RELATED PARTY TRANSACTIONS

The Company is the distributor of the Funds. At December 31, 2021, the Company had approximately $4,192,000 of distribution and service fees receivable from the Funds.

The Company reimburses certain expenses incurred by the Parent and CNS on its behalf. In addition, for administrative convenience, the Parent will disburse funds on behalf of itself and the Company pursuant to a service level agreement. The Parent and CNS allocated to the Company expenses related to compensation and benefits for certain functions, rent and other expenses as defined in the Company's Expense Allocation Agreement by and among the Company, the Parent and CNS. Due to Parent of approximately $48,000 reflects a payable to the Parent for certain expenses paid by the Parent on the Company's behalf. Due to affiliate of approximately $78,000 represents allocated overhead expenses due to CNS.

6. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its financial condition.

7. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 24, 2022, the date the statement of financial condition was issued. The Company determined that there were no subsequent events that require disclosure and/or adjustment.